SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 1, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated October 1, 2010, the Company reported that its Board of Directors called an Ordinary and Extraordinary Shareholder’s Meeting to be held on October 29, 2010 at 1:00 pm, Buenos Aires time, at Bolivar 108, 1st floor, Autonomous City of Buenos Aires, outside its headquarters to discuss the following agenda:

1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.

2. Consideration of the documentation set forth in Section 234, subsection 1, Law 19,550, for the fiscal year ended 06-30-10.

3. Consideration of duties discharged by the Board of Directors.

4. Consideration of duties discharged by the Supervisory Committee.

5. Discussion and allocation of results of the fiscal year ended 06-30-10, which showed profits in the amount of Ps.185,406,000. Consideration of its allocation.

6. Consideration of remuneration payable to Board members for the fiscal year ended 06-30-10 in the amount of Ps.6,440,627, in compliance with Section 261 Law 19,550 and the Regulations issued by the Argentine Securities Exchange Commission. Delegation of powers to the Board of Directors for the approval of the Audit Committee’s Budget.

7. Consideration of remuneration payable to the members of the Supervisory Committee for the fiscal year ended 06-30-10.

8. Number and election of Regular Directors and Alternate Directors, if any.

9. Appointment of regular and alternate members of the Supervisory Committee.

10. Appointment of Certifying Accountant for the ensuing fiscal year and determination of amount payable as remuneration.

11. Update of the Shared Services Agreement Report. Approval of amendments and delegation of powers.

12. Determination of the allocation of the treasury shares. Delegations.

13. Treatment of amounts paid as tax on personal assets of the shareholders.

14. Ratification of the spin-off/merger (escision-fusion) between the Company and Inversiones Ganaderas S.A. (“IGSA”) and approval of the spin-off/merger (escision-fusion) Prospectus. Ratification of the actions taken to the date by the Board and/or the attorneys in fact of the Company and IGSA in relation to the spin-off/merger (escision-fusion) approved by the shareholders’ meeting held on October 29, 2009 adjourned to November 27, 2009 and resumed on such date. Authorizations.

15. Consideration of the General Special Merger Balance Sheet of IGSA, General Special Merger Balance Sheet of Agropecuaria Anta S.A. (“ANTA”) and the General Special

Merger Balance Sheet of the Company; all of them made as of 06-30-10 and the reports rendered by the supervisory committee and the auditor. Consideration of the preliminary merger agreement executed with IGSA and ANTA, prospectus and other required documentation. Appointment of a representative to execute the final agreement.

16. Renewal for a further period of delegations made to the Board of Directors by the meeting held on October 29, 2009 to approve the payment of a bonus to the Company’s management of up to 1% of the outstanding capital of the Company.

17. Consideration of an increase in the amount of the Global Note Programme in force for an amount of up to US$ 100,000,000 (or the equivalent thereof in other currencies). Delegation of powers to the Board of Directors and approvals.

In order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate evidencing the book-entry shares account maintained by Caja de Valores S.A. and to submit same for purposes of its deposit at Florida 537, 18th floor, CABA from 10:00 a.m. to 6:00 p.m. not later than October 22, 2010.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: October 6, 2010.